Plantsnap Wefunder and website.mp4 (2m 47s)
2 speakers (Eric Ralls, Automated)

[0:00:00] Eric Ralls: My name is Eric Ralls, and I live in Telluride, Colorado. I think it's important for people to remember that we're all a part of nature. I want people to rediscover the beauty and wonder that's right outside their doors, by putting a botanist in their pocket. Thanks to the internet, we can instantly find the answer to any question. How old is Mark Cuban?

[0:00:19] Automated: Mark Cuban is 58.

[0:00:21] Eric Ralls: What's the capital of Texas?

[0:00:22] Automated: Austin is the capital of Texas.

[0:00:25] Eric Ralls: What's the name of this giant tree I'm standing next to? Well, almost any question. My product is called PlantSnap, an app that identifies plants. Simply take a photo of a plant, and PlantSnap tells you what it is in an instant. PlantSnap is changing the game for plant identification, using deep learning and artificial intelligence. I came up with the idea for PlantSnap back in 2012. I was at a barbecue in a friend's backyard. There was this big plant with beautiful flowers. It was amazing, so I asked her what it was. She didn't know. It was her own backyard. So, I decided to try to figure it out. I went to the computer, typed in the description into Google. That didn't help. Tried to find a list of species in the region. That didn't help either. Turned out there was no app for that. That was my eureka moment. There had to be an easier way to identify plants. Five years later, PlantSnap isn't the only plant app on the market, but it is the fastest and most accurate. Other apps use crowdsourcing. Take a photo, upload it into the cloud, and an expert will get back to you in a few days, or even weeks later, with their opinion. With PlantSnap, your results are instantaneous, with no guesswork involved. I've been working on PlantSnap for the past five years, and at this point, I've invested about $150,000 of my own money. I've always been a stubborn, determined, against-all-odds kind of guy. Just ask my little brother. PlantSnap has been, by far, the biggest challenge of my life. That includes building five companies from the ground up, and spending six years becoming fluent in Japanese. In the beginning, I was told this was impossible, too many species, a lot of the flowers look the same, technology just wasn't there yet, but that's exactly why I kept going and never gave up. If it wasn't hard, someone would have done it already. PlantSnap can be used as an educational tool, commercially in gardening and landscaping, and hiking while you're out in nature. It's about making a difference, getting people outside and into nature, teaching future generations about the importance of the environment and preservation. We also want to add a gaming element, where people can capture plants like they currently capture Pokemon, building a massive library of every plant you've ever seen. With PlantSnap, it's easier to identify a plant than it is to look up a word in the dictionary. It's a simple concept, incredibly difficult execution, but I've just proven it's not impossible. [0:02:44]



PlantSnap - The App that Identifies Plants in an Instant.mp4
(1m 8s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Need help identifying a plant, a flower you're seeing for the first time, a vegetable you've never seen before, or that tree in the park that no one knows what it's called? PlantSnap is the first mobile phone app that can identify plant species, in a snap. Simply open the app and take a picture. PlantSnap will run it through our database, and bring you back specific information regarding the plant, such as its common and scientific names, as well as its group and family, and growth habit, all in an informative, wiki-style plant profile. PlantSnap also tags where and when you found the plant, so it can update the database on where certain plants can be found, and provide you with more accurate data on its duration and native status. PlantSnap's state-of-the-art, full image recognition engine can instantly recognize any known plant, and every plant on the planet is in our database. Now, identifying plants is fun and easy, with PlantSnap. [0:01:05]